MEDICURE INC.
4-1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the "Meeting") of the shareholders of Medicure Inc. (the "Corporation") will be held in Winnipeg, Manitoba, at The Fairmont Winnipeg, 2 Lombard Place, Wednesday, October 29, 2008 at 4:00p.m. (Central time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended May 31, 2008 together with the auditors' report thereon;

2.	to elect five (5) directors for the ensuing year;

3.	to appoint KPMG LLP as the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution of the Corporation, the text of which is set forth in Schedule "A" of the Management Proxy Circular, approving and confirming the By-Law Amendments with respect to certificated and uncertificated shares;

5.

to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution of the Corporation approving the amended Rights Plan of the Corporation and thereby making the plan effective for an additional three years; and

6.	to transact such further or other business as may properly come before the meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation's transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

1.

Holders of common shares of the Corporation who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting.

2.	Only holders of common shares of the Corporation of record at the close of business on September 23, 2008 (the "Record Date") will be entitled to vote at the Meeting.

DATED at Winnipeg, Manitoba, this 12th day of September, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Dwayne Henley"

Dwayne Henley, CA, Chief Financial Officer and Secretary